Exhibit 21

Cygne Designs, Inc. and Subsidiaries

Subsidiaries of Cygne Designs, Inc.

Subsidiary	Jurisdiction of Organization or Incorporation
Cygne Guatemala, S.A.	Guatemala
MBS Internacional, S.A.	Guatemala
JMB Internacional, S.A.	Guatemala
M.T.G. I.-Textile Manufacturers Group (Israel) Ltd.	Israel
Prosperity Textiles Ltd.	Jordan
Cygne Group (F. E.) Limited	Hong Kong
MBS (Cygne) Company	Delaware